As filed with the Securities and Exchange Commission on January 8, 1998. Registration No.______________

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                   FORM S-2

                            REGISTRATION STATEMENT

                                     UNDER

                          THE SECURITIES ACT OF 1933

                 METROPOLITAN MORTGAGE & SECURITIES CO., INC.
                 A Washington Corporation--IRS No. 91-0609840

                            929 West Sprague Avenue
                           Spokane, Washington 99201
                                (509) 838-3111

                               Agent for Service
                       C. Paul Sandifur, Jr., President
                 Metropolitan Mortgage & Securities Co., Inc.
                            929 West Sprague Avenue
                               Spokane, WA 99201
                                (509) 838-3111

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. /x/

      If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. /x/

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
/  /

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                      Proposed    Proposed
                                       maximum     maximum
Title of each class of    Amount      offering    aggregate     Amount of
   securities to be       to be       price per   offering     registration
      registered        registered      unit        price          fee
______________________  ___________   _________  ___________   ____________
Preferred Stock
  Series E-7 Shares         250,000      $100    $25,000,000      $7,575

      The Registrant is hereby proposing to register 15,000 shares of Preferred Stock, Series E-7. The amount of the filing fee associated with such newly registered securities is $454. The Registrant is hereby amending Registration No. 333-19755 pursuant to Rule 429 of which approximately $235,000 of Preferred Stock, Series E-7 remains unsold. The amount of the filing fee associated with such previously registered securities, which fee was previously paid with prior Registration Statements, was $7,121. The amount of the registration fee shown above is the combined fee for the previously registered securities and for the newly registered securities.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

                                    PART I
                 METROPOLITAN MORTGAGE & SECURITIES CO., INC.

                             Cross Reference Sheet
              Showing Location in Prospectus of Items of the Form

                   Item of Form                          Location
     ________________________________________   ___________________________
1.   Forepart of the Registration
     Statement and Outside Front Cover Page
     of Prospectus---------------------------   Outside Front Cover Page
2.   Inside Front and Outside Back Cover
     Pages of Prospectus---------------------   Inside Front Cover Page
3.   Summary Information, Risk Factors
     and Ratio of Earnings to Fixed
     Charges and Preferred Stock
     Dividends-------------------------------   Prospectus Summary;
                                                Summary Consolidated
                                                Financial Data; Risk
                                                Factors
4.   Use of Proceeds-------------------------   Use of Proceeds
5.   Determination of Offering Price---------   *
6.   Dilution--------------------------------   *
7.   Selling Security Holders----------------   *
8.   Plan of Distribution--------------------   Plan of Distribution
9.   Description of Securities to be
     Registered------------------------------   Description of Securities;
                                                Summary of Capital Stock;
                                                Description of Preferred
                                                Stock
10.  Interests of Named Experts and Counsel--   Legal Matters; Experts
11.  Information with Respect to the
     Registrant------------------------------   Front Cover Page;
                                                Prospectus Summary;
                                                Capitalization
12.  Incorporation of Certain
     Information by Reference----------------   Available Information;
                                                Incorporation of Certain
                                                Documents by Reference
13.  Disclosure of Commission Position
     on Indemnification for Securities
     Act Liabilities-------------------------   Indemnification

* Not applicable or negative.

            SUBJECT TO COMPLETION DATED JANUARY 8, 1998.

                            PROSPECTUS

           METROPOLITAN MORTGAGE & SECURITIES CO., INC.
                          250,000 Shares
       Variable Rate Cumulative Preferred Stock, Series E-7
    ($100 Per Share Offering Price and Liquidation Preference)

PRICE PER
  SHARE              DISTRIBUTION FORMULA (APPLICABLE RATE)
_________         ___________________________________________
  $100            The greater per annum rate of
                    the Three-Month U.S. Treasury Bill Rate, or
                    the Ten Year Constant Maturity Rate, or
                    the Twenty Year Constant Maturity Rate,
                  plus .5% (Minimum 6%/Maximum 14%)

      The shares of Variable Rate Cumulative Preferred Stock, Series E-7 ("Preferred Stock") of Metropolitan Mortgage & Securities Co., Inc. ("Metropolitan") offered hereunder will be sold in whole or fractional units. Preferred Stock distributions are cumulative and are to be declared and paid monthly. See "DESCRIPTION OF PREFERRED STOCK-Distributions." Preferred Stock may be redeemed, in whole or in part, at the option of Metropolitan at the redemption prices set forth herein. Under certain limited circumstances, the Board of Directors may, in its sole discretion and without any obligation to do so, redeem shares tendered for redemption by stockholders. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares." In liquidation, Preferred Stock is subordinate to all debts of Metropolitan including Metropolitan's investment and installment debentures, series II and I, respectively and on parity with other preferred stock and senior to Metropolitan's common stock. See "DESCRIPTION OF PREFERRED STOCK-Liquidation Rights."

      There is no trading market for the Preferred Stock and none is expected to be established in the future. See "RISK FACTORS." A list of persons willing to sell or purchase Metropolitan's issued and outstanding shares of preferred stock has been maintained by Metropolitan Investment Securities, Inc. ("MIS") as a convenience to holders of Metropolitan's preferred stock. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares." This offering of Preferred Stock is subject to withdrawal or cancellation by Metropolitan without notice.

      FOR A DISCUSSION OF MATERIAL RISKS ASSOCIATED WITH THE DEBENTURES AND PREFERRED STOCK OFFERED HEREBY, SEE "RISK FACTORS" ON PAGE ___ OF THIS PROSPECTUS.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR ANY PRICING SUPPLEMENT THERETO. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  UNDERWRITING
                  PRICE TO       DISCOUNTS AND        PROCEEDS TO ISSUER
                   PUBLIC        COMMISSIONS(1)       OR OTHER PERSONS(2)
                ____________   _________________   ________________________
Per Preferred
Share               $100            0% to 6%              100% to 94%
Total:           $25,000,000    None-$1,500,000     $25,000,000-$23,500,000

      (1) There is no direct sales charge to the investor. Preferred Stock distributions are calculated on their full respective offering prices, without deduction for underwriting discounts or commissions. Metropolitan will reimburse its underwriters for commissions paid to licensed securities sales representatives. See "PLAN OF DISTRIBUTION."

      (2)  Before deducting other expenses estimated at $126,000.

      The Preferred Stock is being offered for sale on a continuous, best efforts basis. There are no minimum amounts of securities that must be sold. This offering is subject to NASD Rule 2720. See "PLAN OF DISTRIBUTION." No offering will be made pursuant to this prospectus subsequent to January 31, 1999.

      The date of this Prospectus is ____________________.

                     INSIDE FRONT COVER PAGE OF PROSPECTUS

      No person has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus and any Pricing Supplement. Neither the delivery of this Prospectus and any Pricing Supplement nor any sale made thereunder shall, under any circumstances, create any implication that the information therein is correct at any time subsequent to the date thereof. This Prospectus and any Pricing Supplement shall not constitute an offer to sell or a solicitation of an offer to buy any of the Preferred Stock offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

                             AVAILABLE INFORMATION

      Metropolitan is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, (the "Exchange Act")and, in accordance therewith, files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by Metropolitan with the Commission can be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C. at 450 Fifth Street, N.W., Washington, DC 20549 and at certain of its regional offices which are located in the New York Regional Office, Seven World Trade Center, Suite 1300, New York, NY 10048, and the Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. In addition, the Commission maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants such as the Issuer, that filed electronically with the Commission at the following Internet address: (http:\\www.sec.gov).

      Metropolitan has filed with the Securities and Exchange Commission in Washington, D.C., a Registration Statement on Form S-2 under the Securities Act of 1933, as amended, with respect to the Preferred Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, as permitted by the rules and regulations of the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents filed with the Commission are incorporated herein by reference in this Prospectus:

      Annual report on Form 10-K for the fiscal year ended September 30, 1997 (filed January 8, 1998).

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      Metropolitan will provide without charge to each person, including to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been referenced in this Prospectus other than exhibits to such documents. Requests for such copies should be directed to Corporate Secretary, Metropolitan Mortgage & Securities Co., Inc.,

 PO Box 2162, Spokane, WA 99210-2162, telephone number (509) 838-3111.

                               TABLE OF CONTENTS

                                                                      PAGE
                                                                      ____
Available Information-------------------------------------

Incorporation of Certain Documents by Reference-----------

Prospectus Summary----------------------------------------

Capitalization--------------------------------------------

Summary Consolidated Financial Data-----------------------

Risk Factors----------------------------------------------

Description of Securities---------------------------------
  Summary of Capital Stock--------------------------------
  Description of Preferred Stock--------------------------
  Transfer Agent and Registrar----------------------------

Legal Matters---------------------------------------------
  Legal Opinion-------------------------------------------
  Legal Proceedings---------------------------------------

Experts---------------------------------------------------

Plan of Distribution--------------------------------------

Use of Proceeds-------------------------------------------

Indemnification-------------------------------------------

                              PROSPECTUS SUMMARY

      This summary is qualified in its entirety by reference to, and should be read in conjunction with the detailed information appearing elsewhere in this Prospectus. This offering involves certain considerations to prospective investors which are set forth in "DESCRIPTION OF SECURITIES" & "RISK FACTORS."

THE METROPOLITAN CONSOLIDATED GROUP OF COMPANIES

      Metropolitan was established and incorporated in the State of Washington in January, 1953. Its principal executive offices are located at 929 West Sprague Avenue, Spokane, WA 99201. Its mailing address is P.O. Box 2162, Spokane, WA 99210-2162 and its telephone number is (509) 838-3111. Where reference herein is intended to include Metropolitan and its subsidiaries, they are jointly referred to as the "Consolidated Group." Where reference herein is intended to refer to Metropolitan, (e.g. the parent company) it is referred to individually as "Metropolitan."

      The Consolidated Group is engaged, nationwide, in the business of acquiring, holding, selling, originating and servicing receivables (hereinafter "Receivables"). These Receivables include real estate contracts, and promissory notes collateralized by first position liens on residential real estate. The Consolidated Group also invests in Receivables consisting of real estate contracts and promissory notes collateralized by second and lower position liens, structured settlements, annuities, lottery prizes, and other investments. The Receivables collateralized by real estate are typically non-conventional in that they were originated as the result of seller financing, or they were originated by lenders who specialize in borrowers with impaired credit histories or non-conventional properties. In addition to Receivables, the Consolidated Group invests in U.S. Treasury obligations, corporate bonds and other securities.

      The Consolidated Group invests in Receivables using funds generated from the sale and securitization of Receivables, collateralized borrowing, Receivable cash flows, the sale of annuities, the sale of debentures and preferred stock, the sale of real estate and securities portfolio earnings. Metropolitan provides Receivable acquisition services, for a fee, to its insurance subsidiary, Western United Life Assurance Company ("Western United"). Metwest Mortgage Services, Inc. ("Metwest"), a wholly owned subsidiary of Metropolitan, services the Receivables for Metropolitan and Western United. Metropolitan and Metwest also provide Receivable acquisition, management and collection services, for a fee, to the following companies which are affiliated through common control by C. Paul Sandifur, Jr., President of Metropolitan: Summit Securities, Inc. ("Summit"),

 Old Standard Life Insurance Company ("Old Standard") and Arizona Life Insurance Co. ("Arizona Life").

      The Consolidated Group owns various repossessed and other properties, all of which are held for sale and/or development, including a timeshare condominium resort in Hawaii.

      At September 30, 1997, the Consolidated Group had 471 full-time equivalent employees. No personnel are represented by any labor organization and the Consolidated Group considers relations with its employees to be satisfactory.

      Metropolitan's principal office and its subsidiaries' principal offices, are located in commercial buildings in downtown Spokane, Washington on property owned by Metropolitan consisting of a full city block with an aggregate rentable area of approximately 50,000 square feet. On November 14, 1997, Metropolitan acquired an approximately 200,000 square foot office building located at 601 West First Avenue, Spokane, Washington, approximately three blocks from the current headquarters. Approximately 50% of the building is currently leased by other tenants. Metropolitan anticipates moving its headquarters to this building in late spring 1998.

Terms

      For ease of reading, the following is a compilation of several of the defined terms which appear regularly within this document.

      Consolidated Group: This term refers to the combined businesses consisting of Metropolitan and all of its subsidiaries.

      Debentures: When this term is uncapitalized, it refers to debentures generally. When this term is capitalized, it refers to any Debentures which may be offered contemporaneously with this Preferred Stock offering.

      Metropolitan: This term refers to the parent company, Metropolitan Mortgage & Securities, Co., Inc., exclusive of its subsidiaries.

      Metwest:  Metwest Mortgage Services, Inc., a subsidiary of Metropolitan.

      Preferred Stock: When this term is capitalized, it refers to the Series E-7 Preferred Stock being offered herein. When this term is not capitalized, it refers to preferred stock generally.

      Receivables: Investments in cash flows, consisting of obligations collateralized by real estate, structured settlements, annuities, lottery prizes and other investments.

      Western United: Western United Life Assurance Company, a subsidiary of Metropolitan.

      Affiliated Companies: The following companies are affiliated with Metropolitan through the common control of C. Paul Sandifur, Jr. Metropolitan and its subsidiaries provide services to these companies for a fee and engage in various business transactions with these companies:

      Arizona Life:  Arizona Life Insurance Company

      Summit:  Summit Securities, Inc.

      MIS:  Metropolitan Investment Securities, Inc.

      Summit PD:  Summit Property Development, Inc.

      Old Standard:  Old Standard Life Insurance Company.

                       ORGANIZATIONAL CHART
                    (as of September 30, 1997)

           METROPOLITAN MORTGAGE & SECURITIES CO., INC.
_________________________________|________________________________
              |                  |                |
             100%                |              96.5%*
       Metwest Mortgage          |         Consumers Group
        Services, Inc.           |         Holding Co, Inc.
                                 |                |
                                 |              100%
                                 |       Consumers Insurance
                                 |            Co., Inc.
                                 |                |
                                 |              75.5%
                               24.5% ->     Western United
                                          Life Assurance Co.

      The above chart lists the Consolidated Group's principal operating subsidiaries and their ownership.

      Metropolitan Mortgage & Securities Co., Inc.: Parent organization, invests in Receivables and other investments, including real estate development, with proceeds from Receivable investments, other investments, and securities offerings.

      Consumers Group Holding Co., Inc.: A holding company, its sole business activity currently being that of a shareholder of Consumers Insurance Co., Inc.

      Consumers Insurance Co., Inc.: Inactive property and casualty insurer, its principal business activity currently being that of a shareholder of Western United Life Assurance Company.

      Western United Life Assurance Company: Metropolitan's largest subsidiary and largest company within the Consolidated Group, is engaged in investing in Receivables and other investments principally funded by life insurance policy and annuity contract sales.

      Metwest Mortgage Services, Inc.: Performs loan origination, collection and servicing functions. It is an FHA/HUD licensed servicer and lender, and is licensed as a Fannie Mae seller/servicer.

      * The remaining 3.5% of Consumers Group Holding Co., Inc. is owned by Summit.

                                 THE OFFERING

PREFERRED STOCK

Offering . . . . The Preferred Stock offering consists of 250,000 shares of
Variable Rate Cumulative Preferred Stock, Series E-7 (the Preferred Stock), offered at $100 per share, and sold in whole and fractional shares. There is no minimum amount of Preferred Stock which must be sold. Preferred stock is issued in book entry form.

Use of Proceeds . . . . The proceeds of this Preferred Stock offering will provide funds (in descending order of priority) for Receivable investments, other investments (which may include investments in existing subsidiaries, the commencement of new business ventures or the acquisition of other companies) retiring maturing debentures, preferred stock dividends, property development, and for general corporate purposes. See "USE OF PROCEEDS."

Distributions . . . . Distributions on the Preferred Stock offered hereunder are cumulative from the date of issuance, and, when and as declared, are payable monthly at the rates described on the cover page of this Prospectus based on the price of $100 per share. All preferred stock of Metropolitan including this Preferred Stock is entitled to receive distributions on the same basis. See "DESCRIPTION OF PREFERRED STOCK-Distributions."

Liquidation Rights . . . . In the event of liquidation of Metropolitan, the
Preferred Stock liquidation rights are $100 per share of Preferred Stock, plus declared and unpaid dividends. The liquidation rights of the Preferred Stock is senior to those of the common stock of Metropolitan, on parity with the liquidation rights of all other previously issued and outstanding preferred stock and junior to all debts of Metropolitan, including Metropolitan's debentures. See "DESCRIPTION OF PREFERRED STOCK-Liquidation Rights."

Redemption: Upon Call by Metropolitan . . . The shares of Preferred Stock are redeemable, in whole or in part, at the option of Metropolitan, upon not less than 30 nor more than 60 days' notice by mail, at a redemption price of $100 per share plus, in each case, any declared but unpaid dividends to the date fixed for redemption. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares."

Redemption: Upon Request of Holder . . . Subject to certain limitations, Metropolitan may, in its sole discretion and without any obligation to do so, accept share(s) of Preferred Stock for redemption upon the receipt of unsolicited written requests for redemption of share(s) from any holder. Redemption prices in such event will be established by the Board of Director, in its sole discretion, plus any declared but unpaid dividends. Metropolitan may not redeem share(s) at the holder's request during the first three years after the initial sale of such share(s) except in those cases involving the death or major medical emergency of the holder (as demonstrated to the satisfaction of Metropolitan's management) or any joint holder. Any such discretionary redemptions will also depend on Metropolitan's financial condition, including its liquidity position. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares." Metropolitan, through MIS, intends to use its best efforts to maintain a trading list for holders of Preferred Stock. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares" & "RISK FACTORS."

Voting Rights . . . . The holders of Preferred Stock have no voting rights except (i) as expressly granted by the laws of the State of Washington and
(ii) in the event distributions payable on Preferred Stock are in arrears in an amount equal to twenty-four or more full monthly distributions, per share. See "DESCRIPTION OF PREFERRED STOCK-Voting Rights."

Federal Income Tax Considerations. . . . In the event the Consolidated Group has earnings and profits for federal income tax purposes in any future year, the distributions paid on Preferred Stock in that year will constitute taxable income, as dividends, to the recipient to the extent of such earnings and profits. Management is unable to predict the future character of its distributions. Purchasers are advised to consult their own tax advisors with respect to the federal income tax treatment of distributions made. See "DESCRIPTION OF PREFERRED STOCK-Federal Income Tax Consequences of Distributions."

                                CAPITALIZATION

      The following table sets forth the capitalization of Metropolitan and its consolidated subsidiaries at September 30, 1997.

                                                               Amount
                                                             Outstanding
                                                             (Dollars in
Class                                                          Thousands)
_____                                                       ______________
Debt Payable
  Reverse repurchase agreements with Seattle
    Northwest, interest at 6.15% per annum;
    due on October 2, 1997; collateralized by
    $2,900,000 in U.S. Treasury Bonds...........               $  2,896

  Real estate contracts and mortgage notes
    payable, interest rates ranging from 3%
    to 11.6% per annum, due through 2016........                  1,989
                                                               ________
      Total Debt Payable........................                  4,885
                                                               ________

Debenture Bonds
  Investment Debentures, Series II, maturing
    1997 to 2002, at 5.5% to 11%................                158,684
  Investment Debentures Series I, maturing
    in 1997 to 2007 at 7.5% to 10.25%...........                    485
  Compound and accrued interest.................                 26,045
                                                               ________
    Total Debenture Bonds.......................                185,214
                                                               ________

Stockholders' Equity
  Preferred Stock...............................                 20,954
  Common Stock..................................                    293
  Additional paid-in capital....................                 18,596
  Net unrealized losses on investments..........                   (266)
  Retained earnings.............................                 14,536
                                                               ________
    Total Stockholders' Equity..................                 54,113
                                                               ________
Total Capitalization............................               $244,212
                                                               ========

                       SUMMARY CONSOLIDATED FINANCIAL DATA

      The consolidated financial data shown below as of September 30, 1997 and 1996 and for the years ended September 30, 1997, 1996 and 1995 (other than the ratio of earnings to fixed charges and preferred stock dividends) have been derived from, and should be read in conjunction with, Metropolitan's consolidated financial statements, related notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in Metropolitan's Form 10-K, which is incorporated herein by reference. The consolidated financial data shown below as of September 30, 1995, 1994 and 1993 and for the years ended September 30, 1994 and 1993 have been derived from the consolidated financial statements not included elsewhere herein.

                                                        Year Ended September 30,
                                ________________________________________________________________________
                                   1997           1996            1995           1994            1993
                                __________     __________      __________     __________      __________
                                             (Dollars in Thousands Except Per Share Amounts)
CONSOLIDATED STATEMENTS OF
  INCOME DATA:
Revenues                        $  155,135     $  156,672      $  138,107     $  138,186      $  133,113
                                ==========     ==========      ==========     ==========      ==========
Income before minority
  interest and cumulative
  effect of change in
  accounting principle          $    9,791     $    8,146      $    6,376     $    5,702      $    8,558
Income allocated to
  minority interests                  (123)          (108)            (73)          (224)           (255)
                                __________     __________      __________     __________      __________
Income before cumulative
  effect of change in
  accounting for income
  taxes                              9,668          8,038           6,303          5,478           8,303
Cumulative effect of
  change in accounting
  for income taxes(1)               --             --              --             --              (4,300)
                                __________     __________      __________     __________      __________
Net income                           9,668          8,038           6,303          5,478           4,003


Preferred stock dividends           (4,113)        (3,868)         (4,038)        (3,423)         (3,313)
                                __________     __________      __________     __________      __________
Income applicable to
  common stockholders           $    5,555     $    4,170      $    2,265     $    2,055      $      690
                                ==========     ==========      ==========     ==========      ==========
Ratio of earnings to fixed
  charges                             1.77           1.46            1.35           1.29            1.43
Ratio of earnings to fixed
  charges and preferred stock
  dividends(3)                        1.31           1.14            1.03           1.04            1.17
PER COMMON SHARE DATA(2):
Income before cumulative
  effect of change in
  accounting principle          $   42,733     $   32,073      $   17,288     $   14,996      $   37,239
Cumulative effect of change
  in accounting principle(1)        --             --              --             --             (32,089)
                                __________     __________      __________     __________      __________
Income applicable to
  common stockholders(4)        $   42,733     $   32,073      $   17,288     $   14,996      $    5,150
                                ==========     ==========      ==========     ==========      ==========
Weighted average number of
  common shares outstanding(2)         130            130             131            137             134
                                ==========     ==========      ==========     ==========      ==========
Cash dividends per common
  share                         $   --         $   --          $    3,800     $      675      $      675
                                ==========     ==========      ==========     ==========      ==========
CONSOLIDATED BALANCE SHEET
  DATA:
Total assets                    $1,112,389     $1,282,659      $1,078,468     $1,063,290      $1,031,958
Debentures, other debt
  payable and securities sold,
  not owned                        190,131        363,427         226,864        261,500         234,497
Stockholders' equity                54,113         46,343          40,570         32,625          32,781

(1) Change in accounting principles reflects the adoption of Statement of Financial Accounting Standards No. 109-"Accounting for Income Taxes."

(2) All information is displayed in whole dollars and retroactively reflects the reverse common stock split of 2,250:1 which occurred during the fiscal year ended September 30, 1994.




(3) The consolidated ratio of earnings to fixed charges and preferred stock dividends was 1.31, 1.14, 1.03, 1.04 and 1.17 for the years ended September 30, 1997, 1996, 1995 and 1994 and 1993, respectively.

      Assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments, the ratio of earnings to fixed charges and preferred dividends for Metropolitan alone was 1.01, 1.11, 1.05, 1.34 and 1.06 for the years ended September 30, 1997, 1996, 1995,
      1994 and 1993, respectively.

      The consolidated ratio of earnings to fixed charges excluding preferred stock dividends was as follows for the years ended September 30, 1997 - 1.77; 1996 - 1.46; 1995 - 1.35; 1994 - 1.29; and 1993 - 1.43. The ratio of earnings to fixed charges excluding preferred stock dividends for Metropolitan, assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments was 1.36, 1.48, 1.40, 1.36, and 1.31 for the years ended September 30, 1997, 1996, 1995, 1994 and 1993, respectively.

(4) Earnings per common share are computed by deducting preferred stock dividends from net income and dividing the result by the weighted average number of shares of common stock outstanding. There were no common stock equivalents or potentially dilutive securities outstanding during any year presented.

                                 RISK FACTORS

      Investment in the Preferred Stock offered hereby involves a certain degree of risk. Each prospective investor should carefully consider the following risk factors inherent in and affecting the business of the Consolidated Group and this offering before making an investment decision. This Prospectus contains forward-looking statements which involve risks and uncertainties. Actual events or results may differ as a result of various factors, including without limitation, the risk factors set forth below and the matters set forth in the Prospectus generally.

      1. Risk of Fluctuation in Interest Rates: During the twelve month period ending September 30, 1998, more of the Consolidated Group's financial liabilities, principally annuities and debentures, are scheduled to reprice or mature than are its financial assets, principally Receivables and fixed income investments. Consequently, in a falling interest rate environment, the current level of profitability and the fair value of the Consolidated Group's equity would be expected to increase as the spread between interest revenues and interest expense improves. Conversely, in a rising interest rate environment, the net interest income and the fair value of equity for the Consolidated Group would likely decline. The fair value of equity (as opposed to book value)is the difference between the fair value of all assets less the fair value of all liabilities. The impact of a change in rates will be reflected to the greatest extent in the fair value of assets and liabilities having the longest maturities or time until their scheduled repricing date. Additionally, borrowers tend to repay Receivable loans when interest rates decline and they may be able to refinance such loans at lower rates of interest. This factor reduces the amount of interest to be received over time as loans with higher rates of interest are prepaid more rapidly. The Consolidated Group purchases the majority of its Receivables collateralized by real estate at a discount. The yield on these Receivables may be improved when recognition of the discount is accelerated through prepayments. While interest rates evidenced a fairly stable to declining trend during the twelve months preceding the date of this prospectus, management is unable to forecast with any certainty the fluctuations in interest rates in the future.

      2.  Dependence Upon Securitization and Direct Sales of Receivables:
Metropolitan, Metwest and Western United sell pools of Receivables through direct sales and through securitizations. During the years ended September 30, 1997 and 1996, gains from the sale of Receivables were approximately $21.7 million and $12.7 million, respectively. These gains substantially contributed to the net income of the Consolidated Group for each of those two years. Adverse changes in the markets for the Consolidated

       Group's Receivables, including but not limited to fluctuations in interest rates, increased competition and regulatory changes could impair its ability to sell Receivables. Any such impairment could have a material adverse effect upon the Consolidated Group's future results of operations and financial condition, including its future profitability and liquidity position.

      As a result of securitizations, the Consolidated Group has acquired residual interests in the securitized loan pools aggregating, at market, approximately $18.8 million at September 30, 1997. These residual interests are valued by the Consolidated Group, and accrue income, based upon assumptions regarding anticipated prepayments, defaults and losses on the securitized Receivables. Although management believes that it has made reasonable assumptions, actual experience may vary from its estimates. The value of the residual interests and the amount of income accrued will have been overstated if prepayments or losses are greater than anticipated.

      3. Dependence Upon Insurance Subsidiary Earnings and Restrictions on Subsidiary Dividends and Fees: At September 30, 1997, 85% of the Consolidated Group's assets were held by its insurance subsidiary, Western United. Metropolitan receives dividends from Western United. Insurance company regulations restrict transfers of assets and the amount of dividends that Western United may pay. Accordingly, to the extent of such restrictions, assets and earnings of Western United are not available to Metropolitan without special permission from the Insurance Commissioner. This restriction on dividends could adversely affect Metropolitan's ability to pay preferred stock distributions and meet its other obligations. The total unrestricted statutory surplus of Western United was approximately $8,597,000 as of September 30, 1997.

      Metropolitan and its subsidiaries charge Western United for facilities rental, general office services, and for their services in acquiring and servicing Receivables. Services are provided pursuant to agreements that are subject to approval by the Office of the Insurance Commissioner of the State of Washington. To the extent that such fees could be restricted by the Office of the Insurance Commissioner, Metropolitan's ability to pay preferred stock distributions and meet its other obligations could be adversely affected.

      4. Dependence Upon Leverage Financing: The Consolidated Group's principal sources of cash flow include the sale and securitization of Receivables, collateralized borrowing, Receivable payments, proceeds from the sale of annuities, the sale of debentures and preferred stock, the sale of real estate, and securities portfolio earnings. To the extent the Consolidated

       Group's cash flow is insufficient or unavailable for the repayment of debentures which mature during the period ending January 31, 1998, portions of the net proceeds of this Preferred Stock offering may be used for such purpose. See "USE OF PROCEEDS." Approximately $28,722,000 in principal amount of debentures will mature between February 1, 1998 and January 31, 1999. Historically, approximately 40% to 60% of maturing debentures are reinvested. Reinvestment levels for 1997 were approximately 50%, due in part to an approximate four month period when no debentures could be reinvested because Metropolitan's offering was pending registration with the Commission. Metropolitan's ability to repay its other outstanding obligations, including those created by the sale of the securities described herein, may be contingent upon the success of future public offerings of debentures and preferred stock. The amount of debentures and preferred stock that may be issued and outstanding may be limited by the State of Washington pursuant to the Debenture Company Act. Also See "RISK FACTORS-Government Regulations."

      The following table summarizes anticipated cash requirements for principal and interest obligations of Metropolitan's debentures and other debts payable; and anticipated cash dividend requirements on its preferred stock for the five-year period ending September 30, 2002 based on amounts outstanding at September 30, 1997 and assuming no reinvestment of maturing debentures:

 Fiscal Year                                      Preferred
   Ending             Debenture    Other Debt       Stock
September 30,           Bonds        Payable      Dividends        Total
______________       __________    __________     __________     _________
                                      (Dollars in Thousands)
1998                 $   62,507    $    3,898     $    4,351     $  70,756
1999                     51,782           377          4,351        56,510
2000                     50,403           233          4,351        54,987
2001                      8,331           269          4,351        12,951
2002                     34,604           152          4,351        39,107
                     __________    __________     __________     _________
                     $  207,627    $    4,929     $   21,755     $ 234,311
                     ==========    ==========     ==========     =========

      5.  Risk of Fluctuation in Life Insurance and Annuity Termination Rates:
An increase in the number of life insurance and annuity contract terminations will tend to negatively impact the insurance subsidiary's earnings (and in turn  the  Consolidated  Group's  earnings)  by  requiring  the  expensing  of unamortized
        deferred acquisition costs related to surrendered policies. Annuity and life policy surrenders can be impacted by, among other things, interest rate fluctuations, competition, and changes in tax regulations and other regulations. At September 30, 1997, deferred policy acquisition costs on annuities were approximately 8.1% of annuity reserves. Surrender charges typically do not exceed 9% of the annuity contract balance at the annuity contract's inception, and such surrender charges decline annually from that rate. Annuity termination rates, adjusted for internal rollovers (surrender of one policy and reinvestment into another), for the calendar years 1996, 1995 and 1994 were 14.7%, 18.9%, and 21.5%, respectively. Deferred policy acquisition costs on life insurance products were approximately 12.5% of life reserves at September 30, 1997. Life insurance termination rates were 6.7%, 7.7% and 9.8%, respectively, in calendar 1996, 1995 and 1994.

      6.  Risks Related to Investments in Receivables:

      Receivables Collateralized by Real Estate, Risk of Fluctuation in Collateral Value and Economic Conditions: The Consolidated Group is engaged in the purchase and origination of Receivables collateralized by real estate. All such Receivable investments are subject to a risk of payment default and loss in the event of foreclosure. The risk of default and loss can be affected by many things including changes in local economic conditions, property values, changes in zoning, land use, environmental laws and other legal restrictions, including restrictions on timing and methods of foreclosure. There is no assurance that these Receivables will be paid according to their terms, or that property values will be adequate to preclude loss in the event of a foreclosure. Metropolitan's investment underwriting procedure includes a review of demographics, market trends, property value, economy, and the buyer's credit. The Consolidated Group purchases Receivables nationwide, allowing it to diversify its investments geographically. Management believes that these procedures minimize the risk of default or loss in the event of foreclosure. However, there is no assurance that these procedures will be effective.

      Investments in Other Receivables, Risks of Default: In addition to the purchase of Receivables collateralized by real estate, the Consolidated Group is engaged nationwide in the purchase of other types of Receivables including the purchase of annuities issued in the settlement of disputes, other types of annuities, lottery prizes, and other investments. All such Receivables are subject to the risk of default by the payor (generally an unrelated insurance company, or a state government). Unlike Receivables collateralized by real estate, these Receivables are generally not collateralized by a specific asset. Metropolitan's underwriting procedures vary with the type of investment and generally include a review of the credit rating of the payor, and other relevant factors designed to evaluate the risk of the particular investment. Management believes that its underwriting procedures minimize the risk of default, and of loss in the event of a default. However, there is no assurance that these procedures will be effective to minimize the occurrence of any default, or loss in the event of a default.

      As   of   September  30,  1997,  the  Consolidated  Group's   Receivable
investments as a percentage of total Receivables consisted of the following:

         76%  Receivables collateralized by real estate
          4%  Annuities
         20%  Lotteries and loans collateralized by lotteries

      The following table demonstrates the relative concentration of the Consolidated Group's Receivable investments collateralized by real estate and other investments as a percentage of total assets.

                                             September 30,
                                 _____________________________________
                                  1997           1996            1995
                              ___________     __________      __________
                                        (Dollars in Thousands)
                                     (Percentage of Total Assets)
Carrying Value of Real
  Estate Held For Sale
  and/or Development         $   81,802      $   84,333     $   91,105
                                      7%              7%             8%
Face Value of Real
  Estate Receivables*        $  528,208      $  681,178     $  617,513
                                     47%             53%            57%
Other Receivable
  Investments                $  164,534      $  107,494     $   41,591
                                     15%              8%             4%
Face Value of
  Receivables In
  Arrears for Three
  Months Or More             $   36,000      $   26,500     $   17,500
                                      3%              2%             2%


Carrying Value of
  Trading Securities,
  Securities
  Available for Sale,
  and Securities
  Held To Maturity           $  184,829      $  163,303     $  219,904
                                     17%             13%            20%
TOTAL ASSETS                 $1,112,389      $1,282,659     $1,078,468
                                    100%            100%           100%

      * As of September 30, 1997, 99% of the Receivables collateralized by real estate were collateralized by first position liens on real estate and approximately 88% of the Receivables collateralized by real estate were not originated by a financial institution.

      7. Subordination and Liquidation Rights: The offering price and liquidation preference of Preferred Stock offered herein is $100 per share.
In the event of liquidation of Metropolitan, outstanding shares of Preferred Stock, including shares of additional sub-series which may subsequently be authorized and sold, are on parity with the liquidation preference of all other outstanding series of preferred stock of Metropolitan, and are subordinate to all outstanding debt of Metropolitan including its debentures. In the event of liquidation of Metropolitan, the policy holders and creditors of Metropolitan's subsidiaries would be paid in priority to all preferred shareholders (including holders of the Preferred Stock offered herein) to the extent of the unencumbered assets of the subsidiaries. Preferred Stock is preferred in liquidation to Metropolitan's common stock. As of September 30, 1997, total assets of the Consolidated Group were approximately $1,112,389,000 and the total liabilities of the Consolidated Group ranking senior in liquidation preference to Preferred Stock were approximately $1,058,277,000. The total liquidation preference of the outstanding shares of previously issued series of preferred stock as of September 30, 1997, was approximately $50,729,000. Stockholders' equity of approximately $54,113,000 exceeded the preferred stock outstanding liquidation rights by approximately $3,384,000 as of September 30, 1997. There can be no assurance that future performance will be sufficient to maintain stockholders' equity in excess of the preferred stock liquidation preference.

      The preference in liquidation would not necessarily be applicable to terms afforded Preferred Stock in the event of other extraordinary corporate events such as the sale of substantially all its assets, capital restructuring, merger, reorganization and bankruptcy. The outcomes thereof could be subject to negotiation among all interested parties and/or court determinations and are not presently determinable. In such circumstances, Preferred Stock would not necessarily enjoy any preference over terms available to common stock, or even be as favorable.

      8. Prior Years' Net Income Insufficient to Cover Preferred Stock Distributions and Fixed Charges: Net income in 1997, 1996, 1995, 1994 and 1993 was sufficient to cover fixed charges including preferred stock dividend requirements, in contrast to shortfalls in 1992 and prior years. After considering the effects of potentially non-recurring income items such as the gains from the sale and securitization of Receivables and the sales of investments and real estate, the fiscal 1997 income would have been insufficient to cover fixed charges by approximately $13.0 million. Additionally, the elimination of similar items in 1996, 1995 and 1994 would have resulted in insufficient earnings to cover fixed charges by approximately $9.7 million, $6.8 million, and $4.2 million, respectively. During 1997, net income was approximately $9.7 million, from which preferred stock dividends of approximately $4.1 million were paid, which resulted in $14.5 million of retained earnings at September 30, 1997 compared to $8.7 million, $4.6 million, $2.7 million and $778,000 of retained earnings at September 30, 1996, 1995, 1994 and 1993, respectively.

      The ratios of earnings to fixed charges and preferred stock dividends for the Consolidated Group were as follows for the periods indicated:
1997:1.31, 1996:1.14, 1995:1.03 and 1994:1.04.  Accordingly, adjusted earnings
(income before extraordinary items plus interest expense and income tax expense) were sufficient to cover fixed charges in 1997, 1996, 1995, and 1994, respectively. No assurance can be given that earnings will be sufficient to cover preferred stock dividend requirements in the future.

      9. Federal Income Tax Considerations: To the extent that the Consolidated Group has no current or accumulated earnings and profits as computed for federal income tax purposes, Metropolitan believes that distributions made with respect to Preferred Stock would be characterized as tax free returns of capital for federal income tax purposes. Metropolitan believes that distributions on its outstanding common and preferred stock in 1984 through 1992 and 1994 were tax free returns of capital, but were taxable in 1993, 1995, 1996 and 1997. Prior years' tax treatment should not be considered indicative of future years' tax treatment. Management is unable to predict the future character of its preferred stock distributions, but will report annually to shareholders regarding the tax character of the prior year's distributions. In addition, as each Preferred Shareholder's individual tax circumstance is unique, Preferred Shareholders are advised to consult their own tax advisors with respect to the federal income tax treatment of distributions made. See "DESCRIPTION OF PREFERRED STOCK-Federal Income Tax Consequences of Distributions."

      10. Risk Relating to Lack of Liquidity and Limited Marketability of
Shares: The Preferred Stock is not expected to be traded on any National or Regional Stock Exchange and no independent public market for Preferred Stock is anticipated. At present, management does not anticipate applying for a listing for such public trading. In order to potentially provide shareholders with some liquidity, MIS has operated a trading list to match buyers and sellers of preferred stock. With limited exceptions, Metropolitan has established a policy that all preferred shareholders must place their shares for sale on the MIS trading list for 60 consecutive days before Metropolitan will entertain a request for redemption. During fiscal 1997, the average waiting time for a Metropolitan shareholder wishing to sell Metropolitan preferred shares on this trading list was 42 days. However, there can be no assurance that the shares will be sold within similar time periods in the future. There is no assurance that Metropolitan will redeem the shares if they have not sold within the 60 day period. There can be no assurance that this system will continue to operate, nor that it will provide liquidity comparable to securities traded on recognized public stock exchanges. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares."

      11. Control by C. Paul Sandifur/Lack of Voting Rights: The Class A Common Stock is the only class of Metropolitan's stock carrying voting rights. Class A Common stockholders now hold, and upon completion of this offering will continue to hold, effective control of Metropolitan except as described below. C. Paul Sandifur, Jr., effectively controls Metropolitan through ownership and voting control. The Board resolution authorizing the Preferred Stock provides that in the event distributions payable on any shares of preferred stock (including the Preferred Stock offered herein) are in arrears in an amount equal to twenty-four or more full monthly dividends per share, then the holders of Preferred Stock and all other outstanding preferred stock shall be entitled to elect a majority of the Board of Directors of Metropolitan. Preferred Stock shareholders may also become entitled to certain other voting rights as required by law. See "DESCRIPTION OF PREFERRED STOCK-Voting Rights."

      12. Possible Redemption/Call of Preferred Shares by Metropolitan: The Preferred Stock is redeemable by Metropolitan, in its sole discretion, at any time at a price of $100 per share plus any declared and unpaid dividends. If fewer than all of the outstanding shares are redeemed, Metropolitan may determine the Shares to redeem in its sole discretion. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares."

      13. Limitations on Redemption and Restrictions on Distributions:
Preferred Stock is designed as a long-term investment in the equity of Metropolitan, not as a short-term, liquid investment. The Preferred Stock is redeemable solely at the option of Metropolitan, and with limited exceptions is specifically not redeemable for three years following its purchase. In addition, Metropolitan may not purchase or acquire any shares of Preferred Stock in the event that cumulative dividends thereon have not been paid in full except pursuant to a purchase or exchange offer made on the same terms to all holders of Preferred Stock. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares." Metropolitan is restricted from making distributions on Preferred Stock in the event that any distributions to which the holders of other series of preferred stock are entitled to have not been paid. See "DESCRIPTION OF PREFERRED STOCK-Distributions."

      14. Risks Related to Environmental Conditions and Regulations: In the course of its business, the Consolidated Group acquires properties, generally through foreclosure. Various state and federal laws and regulations impose liability upon the owner and previous owner of property on account of hazardous waste or substances released onto or disposed of on property. As a result, the owner or former owner may be liable to the government or a third party for the clean up costs. The costs of investigation, remediation and removal can be substantial. While the Consolidated Group endeavors to avoid the acquisition of Receivables or properties which may be contaminated, there can be no assurance that significant losses could not be incurred due to environmental contamination.

      15. Conflicts of Interest: Metropolitan and various of its subsidiaries and affiliates engage in similar business activities which include investing in Receivables and other related activities. As a result, certain conflicts of interest may arise between or among these companies. A common management group directs the activities of all of the companies in the Consolidated Group. Metropolitan provides general management and Receivable acquisition services to Western United. Metwest provides receivable servicing and collection services to Metropolitan and Western United. Metropolitan and Metwest also provide these services to Summit, Old Standard, and Arizona Life. Summit is controlled by C. Paul Sandifur Jr., President of Metropolitan and President of most of the companies within the Consolidated Group. On January 31, 1995, Summit purchased MIS from Metropolitan, and acquired the Metropolitan property development division. Also on May 31, 1995, Metropolitan sold Old Standard to one of Summit's subsidiaries. As a result of these affiliated relationships, certain conflicts of interest may now exist and may arise between or among the Consolidated Group, Summit, Old Standard and Arizona Life. Investors in Metropolitan's securities must rely on the integrity and corporate responsibilities of Metropolitan and its subsidiaries' officers and directors in making business decisions and directing the operations of Metropolitan and its subsidiaries.

      16. Government Regulations: The Consolidated Group's business activities are subject to extensive regulation, including regulation of its Receivable origination, acquisition and servicing activities. Metropolitan's sale of debentures is regulated by the State of Washington pursuant to the Debenture Company Act. During the securities offering which expired January 31, 1998, Metropolitan's ability to sell securities was restricted by the state of Washington to an aggregate outstanding amount of debentures and preferred stock (at liquidation preference) of $295,800,000, pending improvement in Metropolitan's ratio of earnings to fixed charges and preferred stock dividends. For the purposes of this calculation, the earnings of subsidiaries are excluded unless actually paid to Metropolitan as dividends. This limitation was sufficiently above the amount of debentures and preferred stock that Metropolitan had outstanding during the offering period that it did not restrict Metropolitan's ability to sell debentures and preferred stock during the twelve month period ending January 31, 1998. Management is unable to predict with any degree of certainty whether the state of Washington will impose similar or additional restrictions during this offering or future securities offerings or whether any such restrictions would impact the financial condition, including the liquidity, of Metropolitan.

                           DESCRIPTION OF SECURITIES

SUMMARY OF CAPITAL STOCK

      The authorized capital stock of Metropolitan consists of 222 shares of Class A Common Stock ($2,250 par value), 222 shares of Class B Common Stock ($2,250 par value), 750,000 shares of Preferred Stock, Series A ($1 par value), 200,000 shares of Preferred Stock, Series B ($10 par value), 1,000,000 shares of Preferred Stock, Series C ($10 par value), 1,375,000 of Preferred Stock, Series D ($10 par value), 5,000,000 shares of Preferred Stock, Series E ($10 par value), and 1,000,000 shares of Subordinate Preferred Stock, no par value.

DESCRIPTION OF PREFERRED STOCK

      This offering consists of 250,000 shares of Variable Rate Cumulative Preferred Stock, Series E-7 (hereinafter referred to as "Preferred Stock"). All of the outstanding shares of preferred stock and the shares of Preferred Stock offered by Metropolitan hereby, when issued and sold, will be validly issued, fully paid and nonassessable. The relative rights and preferences of Preferred Stock have been fixed and determined by the Board of Directors of Metropolitan and are set forth in the Preferred Stock Authorizing Resolution (the Authorizing Resolution). Preferred Stock is issued in book entry form.

      The following statements relating to the Preferred Stock are summaries, do not purport to be complete and are qualified in their entirety by reference to the Authorizing Resolution a copy of which is filed with the Commission as an exhibit to the Registration Statement and is also available for inspection at the principal office of Metropolitan.

Distributions

      Distributions on Preferred Stock are cumulative and are to be declared monthly on the first business day of the month payable to the shareholders of record as of the fifth calendar day of each month. Distributions are to be paid in cash on the twentieth calendar day of each month in an amount equal to the offering price of $100 per share multiplied by the distribution rate divided by twelve. The distribution rate will be the "Applicable Rate" as defined herein subject to the authority of Metropolitan's Board of Directors to authorize, by resolution, a higher rate.

      The Applicable Rate for any monthly distribution period cannot be less than 6% or greater than 14% per annum. The Applicable Rate for any monthly distribution period shall be (i) the highest of the Three-Month U.S. Treasury Bill Rate, the Ten

-Year Constant Maturity Rate and the Twenty-Year Constant Maturity Rate (each as more fully described in the Authorizing Resolution), plus (ii) one half of one percentage point. Each of the above rates shall be calculated as the arithmetic average of the two most recent weekly per annum yields as published weekly by the Federal Reserve Board during the Calendar Period immediately prior to the ten calendar days immediately preceding the first day of the distribution period for which the distribution rate on the Preferred Stock is being determined. Should Metropolitan determine in good faith that one or more of such rates cannot be determined for any distribution period, then the Applicable Rate of such period shall be the higher of whichever of such rates can be so determined, plus one half of one percentage point. Should Metropolitan determine in good faith that none of such rates can be determined for any distribution period, then the Applicable Rate in effect for the preceding distribution period shall be continued for such distribution period. The distribution rate for each monthly distribution period shall be calculated as promptly as practicable by Metropolitan. Metropolitan will cause notice of the distribution rate to be enclosed with the next mailed distribution payment check. In making such calculation, the Three-Month U.S. Treasury Bill Rate, Ten-Year Constant Maturity Rate and Twenty-Year Constant Maturity Rate shall each be rounded to the nearest five hundredths of a percentage point.

      Prior to the effective date of this prospectus, Metropolitan's Board of Directors adopted a resolution to authorize a distribution rate on the Preferred Stock at one percentage point higher than the Applicable Rate. Such higher distribution rate will continue from month to month until the Board elects to terminate it. The Board may increase, decrease or eliminate the additional percentage point at any time, in its sole discretion.

Restrictions on Distributions

      Metropolitan may not declare or pay a distribution on any share of Preferred Stock offered herein for any distribution period unless, at the same time, a like distribution shall be declared or paid on all shares of preferred stock previously issued and outstanding and entitled to receive distributions. See "CAPITALIZATION."

      So long as any shares of the Preferred Stock offered herein are outstanding, and unless the full cumulative distributions on all previously issued outstanding preferred shares, including the Preferred Stock offered herein, shall have been paid or declared and set apart for all past distribution periods, Metropolitan may not: (i) declare or pay or set aside for payment any distribution (other than a distribution in common stock or in any other stock ranking junior to Preferred Stock as to distributions and upon liquidation and other than as provided in the foregoing paragraph); (ii) declare or pay any other distribution upon common stock or upon any other stock ranking junior to or on a parity with Preferred Stock as to distributions or upon liquidation; or (iii) redeem, purchase or otherwise acquire common stock or any other stock of Metropolitan ranking junior to or on a parity with Preferred Stock as to distributions or upon liquidation for any consideration (or pay or make available any funds for a sinking fund for the redemption of any shares of any such stock) except by conversion into or exchange for stock of Metropolitan ranking junior to Preferred Stock as to distributions and upon liquidation.

      Metropolitan may make distributions ratably on the shares of Preferred Stock and shares of any stock of Metropolitan ranking on a parity therewith with regard to the payment of distributions, in accordance with the sums which would be payable on such shares if all distributions, including accumulations, if any, were declared and paid in full. As of the date hereof, no distributions on Metropolitan's preferred stock are in arrears. No interest will be paid for or on account of any unpaid distributions.

Liquidation Rights

      In the event of any voluntary or involuntary liquidation, dissolution or winding up of Metropolitan, the holders of shares of Preferred Stock will be entitled to receive out of the assets of Metropolitan available for distribution to stockholders, before any distribution of assets is made to holders of common stock or any stock of Metropolitan ranking, upon liquidation, junior to Preferred Stock, liquidating distributions in the amount of $100 per share plus declared and unpaid regular monthly distributions. Preferred Stock is junior in liquidation to outstanding debt of Metropolitan and on parity with all other issued and outstanding preferred stock to the extent of its liquidation preference of $100 per share. As of September 30, 1997, the total liabilities of Metropolitan (consolidated) ranking senior in liquidation preference to Preferred Stock were approximately $1,058,277,000. Obligations ranking on a parity with Preferred Stock upon liquidation (i.e. the total liquidation preference of the outstanding shares of all previous series of preferred stock) as of September 30, 1997 were approximately $50,729,000. The amount of additional unsecured indebtedness that Metropolitan may incur is regulated by Washington state law. There are no limitations on Metropolitan's ability to incur additional secured indebtedness. See "CAPITALIZATION" & "RISK FACTORS."

      The Preferred Stock Authorizing Resolution provides that, without limitation, the voluntary sale, lease or conveyance of all or substantially all of Metropolitan's property or assets to, or its consolidation or merger with any other corporation shall not be deemed to be a liquidation, dissolution or winding up of Metropolitan. If upon any voluntary or involuntary liquidation, dissolution or winding up of Metropolitan, the aggregate liquidation preference payable with respect to Preferred Stock and any other shares of stock of Metropolitan ranking as to any such distribution on a parity with Preferred Stock are not paid in full, the holders of Preferred Stock and of such other shares will share ratably in any such distribution of assets of Metropolitan in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of Preferred Stock will not be entitled to any further participation in any distribution of assets by Metropolitan.

Redemption of Shares

      Upon call by Metropolitan: Subject to regulatory restrictions affecting redemptions during an offering, the shares of Preferred Stock are redeemable, in whole or in part, only at the option of Metropolitan at a redemption price of $100 per share plus declared and unpaid dividends to the date fixed for redemption. In the event that fewer than all of the outstanding shares of Preferred Stock are to be redeemed, the number of shares to be redeemed shall be determined by Metropolitan and the shares to be redeemed shall be determined by such method as Metropolitan in its sole discretion deems to be equitable.

      Discretionary Redemption Upon Request of the Holder: Preferred Stock is not redeemable at the option of the holder. If, however, Metropolitan receives an unsolicited written request for redemption of shares from any holder, Metropolitan may, in its sole discretion, subject to regulatory restrictions affecting redemptions during an offering, and subject to the limitations described below, consider such shares for redemption. Such redemption requests, when received, are reviewed in the order received. Any shares so tendered, which Metropolitan in its discretion allows for redemption, shall be redeemed by Metropolitan directly, (and not from or through a broker dealer), at a price established by the Board of Directors, from time to time, in its sole discretion.

      There can be no assurance that Metropolitan's financial condition will allow it to exercise its discretion to accept any particular request for redemption of Preferred Stock. Metropolitan will not redeem any such shares tendered for redemption if to do so would, in the opinion of Metropolitan's management, be unsafe or unsound in light of Metropolitan's financial condition (including its liquidity position); if payment of interest or principal on any outstanding instrument of indebtedness is in arrears or in default; or if payment of any dividend on Preferred Stock or share of any stock of Metropolitan ranking at least on a parity therewith is in arrears as to dividends. In the event that cumulative dividends on Preferred Stock have not been paid in full, Metropolitan may not purchase or acquire any shares of Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of Preferred Stock.

      As provided in the Preferred Stock Authorizing Resolution, for a period of three years from the date of initial sale of each share of Preferred Stock, any redemption of such share, at the sole discretion of Metropolitan, shall occur only upon the death or major medical emergency, (as demonstrated to the satisfaction of Metropolitan's management) of the holder or any joint holder of the share requested to be redeemed. As further provided in the Authorizing Resolution, any optional redemption of a share in any calendar year after the third year from the date of sale of the share, not arising from the death or medical emergency of the holder or any joint holder shall occur only when the sum of all optional redemptions (including those arising out of the death or medical emergency of the holder or any joint holder) of shares of Preferred Stock during that calendar year shall not exceed ten percent of the number of shares of Preferred Stock outstanding at the end of the preceding calendar year. In the event the ten percent limit is reached in any calendar year, the only redemptions which may be considered during that calendar year shall be those arising from the death or medical emergency of the holder or any joint holder; provided, however, that to the extent that total optional redemptions in any calendar year do not reach the ten percent limit, the amount by which such optional redemptions shall fall short of the ten percent limit may be carried over into ensuing years; and provided further that to the extent that all redemptions, including those involving the death or medical emergency of the holder or any joint holder, exceed the ten percent limit in any year, the amount by which such redemptions exceed the ten percent limit shall reduce the limit in the succeeding year for limiting redemptions not involving the death or medical emergency of a holder or any joint holder. In no event, shall such optional redemptions of all types in any single calendar year exceed 20% of the number of shares of Preferred Stock outstanding at the end of the preceding calendar year.

      The Preferred Stock is not expected to be traded on any National or Regional Stock Exchange and no independent public market for Preferred Stock is anticipated. Management does not anticipate applying for a listing for such public trading. In order to potentially provide shareholders with some liquidity, MIS operates a trading list to match buyers and sellers of

 Metropolitan's preferred stock. Metropolitan does not participate as a buyer or seller on the trading list. With limited exceptions, Metropolitan has established a policy that all preferred shareholders (including holders of the Preferred Shares offered hereunder) must place their shares for sale on the trading list for 60 consecutive days before Metropolitan will entertain a request for redemption. During 1997, the average waiting time for a Metropolitan shareholder wishing to sell Metropolitan preferred shares on this trading list was 42 days. However, there can be no assurance that the shares will be sold within similar time periods in the future. There is no assurance that the shares will be sold within the 60 day period. There is no assurance that Metropolitan will redeem the shares if they have not sold within the 60 day period. There can be no assurance that this system will continue to operate nor that it will provide liquidity comparable to securities traded on recognized public stock exchanges. See "RISK FACTORS."

Voting Rights

      The Preferred Stock has no voting rights except as provided in the Authorizing Resolution and except as required by Washington State law regarding amendments to Metropolitan's Articles of Incorporation which adversely affect holders of such shares as a class and requires approval of 66 2/3% of the outstanding shares entitled to vote.

      The Authorizing Resolution provides that holders of Preferred Stock, together with the holders of Metropolitan's other outstanding preferred stock and any other preferred stock thereafter authorized, voting separately and as a single class, shall be entitled to elect a majority of the Board of Directors of Metropolitan in the event that distributions payable on any shares of Preferred Stock shall be in arrears in an amount equal to twenty-four or more full monthly dividends per share. Such right will continue until all distributions in arrears have been paid in full.

Federal Income Tax Consequences of Distributions

      The following discussion of the federal income tax consequences of distributions is based upon the Internal Revenue Code of 1986 as amended (the "Code"), existing Treasury regulations, current published administrative positions of the Internal Revenue Service (the "Service") contained in revenue rulings, revenue procedures and notes and existing judicial decisions. No assurance can be given that legislative or administrative changes or court decisions may not be forthcoming that could significantly modify the statements in this discussion.

 Any such changes may or may not be retroactive with respect to transactions effected prior to the date of such changes.

      Distributions made to the holders of Preferred Stock will either be taxable or not depending, in part, on the extent to which they are made out of current or accumulated earnings and profits of Metropolitan as calculated for federal income tax purposes. To the extent, if any, that distributions made by Metropolitan to the holders of Preferred Stock exceed current and accumulated earnings and profits of Metropolitan, such distributions will be treated first as a tax-free return of capital, reducing the holder's basis in Preferred Stock (not below zero), and thereafter, as capital gains (or ordinary gains if the Preferred Stock is not held by the holder as a capital asset).

      Metropolitan believes that distributions with respect to Metropolitan's preferred stock paid during the calendar years 1984 through 1992 and 1994 were a return of capital under Section 301 of the Code. Metropolitan has filed a Report of Nontaxable Distributions for the years 1984 through 1992 and 1994 with the Service. Metropolitan believes that distributions paid during 1993, 1995, 1996 and 1997 were taxable. Metropolitan is currently unable to predict the character of its distribution for future years, but as required by the Code, will report annually to shareholders regarding the tax character of the prior year's distributions.

      Each preferred shareholder's individual tax circumstances is unique; accordingly, preferred shareholders are advised to consult their own tax advisor with respect to the income tax treatment or any distribution made with respect to the Preferred Stock.

      Distributions paid with respect to Preferred Stock, whether deemed to be dividends, return of capital, or capital gains for federal income tax purposes, will result in the same federal income tax consequences to Metropolitan as other payments of dividends. These distributions are not deductible by Metropolitan under current tax law. Additionally, distributions to foreign taxpayers are subject to special rules not discussed herein.

Summary of Preferred Stock Attributes

      The following table sets forth several of the primary differences and relative rights of the various series of outstanding preferred stock of Metropolitan as of the date of this prospectus including the Preferred Stock, Series E-7 offered herein:




         Offering     Liquidation      Redemption
Series    Price        Preference       Price(1)      Dividend Rate(4)
______   ________     ___________      __________     _________________
C          $ 10          $ 10            $ 9.90       Applicable Rate
D          $ 10          $ 10            $ 9.90       Applicable Rate
E-1        $ 10          $ 10            $ 9.90       Applicable Rate
E-2        $100          $ 10(2)         $99          Applicable Rate
                                                         plus .5%
E-3        $100          $ 10(2)         $99          Applicable Rate
                                                         plus .5%
E-4        $100          $100            $99(3)       Applicable Rate
                                                         plus .5%
E-5        $100          $100            $99(3)       Applicable Rate
                                                         plus .5%
E-6        $100          $100               (3)       Applicable Rate
                                                         plus .5%
E-7        $100          $100               (3)       Applicable Rate
                                                         plus .5%

(1) The Redemption Price shown, is for redemptions at the request of the shareholder. Redemption of such shares is at the sole discretion of Metropolitan. In the event of a redemption at the request of Metropolitan, the redemption price per share for authorized shares of Series C, D, and E-1 preferred stock is $10 and for Series E-2 through E-7 preferred stock is $100.

(2) The liquidation preference for classes E-2 and E-3 is $10. In addition, Metropolitan's Articles of Incorporation, as amended, provide that the E-2 and E-3 shareholders will receive liquidation distributions of up to $90 per share prior to any distribution to the common shareholders.

(3) E-4, E-5, E-6 and E-7 stock are not redeemable during the first three years after their respective issuance except for instances of death or medical emergency. See "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares." If redeemed during the first year after initial issuance, the redemption price is $97, and thereafter it is $99.

(4) The Board has authorized, for an indefinite period, a distribution payment on all series of Preferred Stock of an additional one percentage point above the Applicable Rate. The Board may at its sole discretion eliminate the additional percentage point above the Applicable Rate.

TRANSFER AGENT AND REGISTRAR

      Metropolitan acts as its own transfer agent and registrar of Metropolitan's capital stock.

                                 LEGAL MATTERS

LEGAL OPINION

      The legality of the Preferred Stock offered hereby is being passed upon for Metropolitan by Susan A. Thomson, who is employed by Metropolitan as its Assistant Corporate Counsel and Vice President.

LEGAL PROCEEDINGS

      There are no material legal proceedings or actions pending or threatened against any of the companies within the Consolidated Group or to which its property is subject.

                                    EXPERTS

      The consolidated balance sheets of Metropolitan and its subsidiaries as of September 30, 1997 and 1996 and the consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1997, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report, which includes an explanatory paragraph describing changes in the methods of accounting for the transfer and servicing of financial assets in 1997 and impaired loans in 1996, of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             PLAN OF DISTRIBUTION

      The Preferred Stock is offered directly to the public on a continuing best efforts basis through MIS, which is affiliated with Metropolitan through the common control of C. Paul Sandifur Jr. See "RISK FACTORS-Conflicts of Interest." Accordingly, the offering has not received the independent selling agent review customarily made when an unaffiliated selling agent offers securities. No commission or other expense of the offering will be paid by the purchasers of the Preferred Stock. A commission in the maximum amount of 6% of the offering price will be paid by Metropolitan on most Preferred Stock purchases. Preferred Stock is offered for cash or other consideration (tangible or intangible property) which is acceptable to Metropolitan as determined in good faith by the Board of Directors. MIS will transmit such funds or other consideration directly to Metropolitan by noon of the next business day after receipt. During the three fiscal years ended September 30, 1997, MIS has received commissions of $160,643 from Metropolitan on sales of approximately $8,945,000 of Metropolitan's preferred stock.

      MIS is a member of the National Association of Securities Dealer's, Inc.
(NASD). As such, NASD Rule 2720 applies and requires, in part, that a qualified independent underwriter be engaged to render an opinion regarding the fairness of the pricing of the Preferred Stock offered through this Prospectus. Accordingly, MIS has obtained an opinion from South Coast Financial Securities, Inc., a NASD member, ("South Coast") that the offering price of the Preferred Stock meets the fairness objective based on conditions and circumstances existing as of the date of the Prospectus. Accordingly, the price offered for the Preferred Stock will be no higher than South Coast would have independently recommended. South Coast has assumed the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. For performing its functions as a qualified independent underwriter with respect to the Preferred Stock offered hereunder, South Coast is to be paid $25,000 in fees and a maximum of $5,000 in accountable expenses.

      The Registrant has agreed to indemnify South Coast against, or make contributions to South Coast with respect to certain liabilities under the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended.

      There is not now and Metropolitan does not expect that there will be a public trading market for the Preferred Stock in the future. MIS does not intend to make a market for the Preferred Stock. Metropolitan, through MIS, undertakes to maintain a list of holders of preferred stock who wish to sell their preferred stock and buyers who wish to purchase previously issued and outstanding shares of preferred stock. See "RISK FACTORS-Risk Related to Lack of Liquidity and Limited Marketability of Shares" & "DESCRIPTION OF PREFERRED STOCK-Redemption of Shares."

      MIS may enter into selected dealer agreements with and reallow to certain dealers, who are members of the NASD, and certain foreign dealers who are not eligible for membership in the NASD, a commission of up to 6% of the principal amount of Preferred Stock sold by such dealers.

                                USE OF PROCEEDS

      Preferred Stock Proceeds . . . .If all the Preferred Stock offered is sold, Metropolitan expects net proceeds from this Preferred Stock offering of $25,000,000 to $23,500,000 before deducting other expenses estimated at $126,000 and after sales commissions of up to $1,500,000 (6%). There can be no assurance, however, that any of the Preferred Stock can be sold.

      In conjunction with the other funds available to it through operations and/or borrowings, Metropolitan will utilize the proceeds of the Preferred Stock offering for the following purposes, shown in their descending order of priority: funding investments in Receivables and other investments, which may include investments in existing subsidiaries, the commencement of new business ventures; or the acquisition of other companies, and development of real estate now held or which may be acquired. The Consolidated Group continues to evaluate possible acquisition candidates. Presently there are no commitments or agreements for material acquisitions. To the extent internally generated funds are insufficient or unavailable for the retirement of maturing debentures through the period ending January 31, 1998, proceeds of this offering may be used for retiring maturing debentures, preferred stock dividends and for general corporate purposes (debt service and other general operating expenses.) Approximately $28.7 million in principal amount of debt securities will mature between February 1, 1998 and January 31, 1999 with interest rates ranging from 6.25% to 10.25% and averaging approximately 7.7% per annum. See "RISK FACTORS-Dependence Upon Leverage Financing."

      Management anticipates that some of the proceeds of this offering will be invested in money market funds, bank repurchase agreements, commercial paper, U.S. Treasury Bills and similar securities investments while awaiting use as described above. Due to Metropolitan's inability to accurately forecast the total amount of Preferred Stock to be sold pursuant to this offering, no specific amounts have been allocated for any of the foregoing purposes.

      In the event substantially less than the maximum proceeds are obtained, Metropolitan does not anticipate any material changes to its planned use of proceeds from those described above.

                                INDEMNIFICATION

      Metropolitan's Articles of Incorporation provide for indemnification of Metropolitan's directors, officers and employees for expenses and other amounts reasonably required to be paid in connection with any civil or criminal proceedings brought against such persons by reason of their service of or position with Metropolitan unless it is adjudged in such proceedings that the person or persons are liable due to willful malfeasance, bad faith, gross negligence or reckless disregard of his or her duties in the conduct of his or her office. Such right of indemnification is not exclusive of any other rights that may be provided by contract or other agreement or provision of law. Such indemnification is not currently covered by insurance.

      As of the date of this Prospectus, no contractual or other agreements providing for indemnification of officers, directors or employees were in existence other than as set forth above. Pursuant to Washington State law, Metropolitan is required to indemnify any director for his or her reasonable expenses incurred in the successful defense of any proceeding in which such director was a party because he or she was a director of Metropolitan.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Metropolitan's officers, directors or controlling persons pursuant to the foregoing provisions, Metropolitan has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    PART II

                 METROPOLITAN MORTGAGE & SECURITIES CO., INC.

                        Form S-2 Registration Statement

                    Information Not Required in Prospectus


Item 14:    Other Expenses of Issuance and Distribution

      SEC Registration Fee..........................           $  7,575
      NASD Filing Fee...............................              3,000
      * Blue Sky Qualification Fees and Expenses....              3,000
      Independent Underwriter Fee and Expenses.......            25,000
      * Accounting Fees and Expenses................             50,000
      * Legal Fees and Disbursements................             20,000
      * Printing Expenses...........................             15,000
      * Miscellaneous Expenses......................              2,425
      Total Expenses................................           $126,000

      * Estimated

Item 15:    Indemnification of Directors and Officers

      Article X of the registrant's Articles of Incorporation provides as follows:

      Metropolitan has no contractual or other arrangement with its controlling persons, directors or officers regarding indemnification, other than as set forth in its Articles of Incorporation. Metropolitan's Articles of Incorporation permits indemnification of a director, officers or employee up to the indemnification limits permitted by Washington state law which permits indemnification for judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding if the indemnified person acted in good faith and in a manner reasonable believed to be in and not opposed to the best interest of the corporation.

Item 16.    Exhibits

      (a)   Exhibits

            1(a). Selling Agreement between Metropolitan and Metropolitan Investment Securities, Inc. with respect to Preferred Stock, Series E-7 (Exhibit 1(f)(ii) to Amendment 1 to Registration No. 333-19755).

            *1(b). Form of Agreement to Act as "Qualified Independent Underwriter," between Metropolitan, Metropolitan Investment Securities, Inc. and South Coast Financial Securities, Inc. with respect to Preferred Stock, Series E-7.

            *1(c). Form of Pricing Opinion of South Coast Financial Securities, Inc. with respect to Preferred Stock, Series E-7.

            4. Statement of Rights, Designations and Preferences of variable rate cumulative Preferred Stock, Series E-7 (Exhibit 4(d) to Amendment 1 to Registration No. 333-19755).

            *5. Opinion of Susan A. Thomson, Attorney at Law, as to validity of Preferred Stock.

            7.          Opinion regarding liquidation preference.  (See
                        Exhibit 5.)

            9. Irrevocable Trust Agreement (Exhibit 9(b) to Registration No. 2-81359).

            10(a). Employment Agreement between Metropolitan Mortgage & Securities Co., Inc. and Bruce Blohowiak (Exhibit 10(a) to Form 10-K filed January 8, 1998).

            10(b). Employment Agreement between Metropolitan Mortgage & Securities Co., Inc. and Michael Kirk (Exhibit 10(b) to Form 10-K filed January 8, 1998).

            10(c). Employment Agreement between Metropolitan Mortgage & Securities Co., Inc. and Jon McCreary (Exhibit 10(c) to Form 10-K filed January 8, 1998).

            10(d). Reinsurance Agreement between Western United Life Assurance Company and Old Standard Life Insurance Company (Exhibit 10(d) to Form 10-K filed January 8,
                        1998).

            *11. Statement indicating computation of earnings per common share.

            *12. Statement of computation of ratio of earnings to fixed charges.

            *23(a).     Consent of Coopers & Lybrand, Independent Accountants.

            23(b).      Consent of counsel.  Reference is made to Exhibit 5.

            27. Financial Data Schedule (Exhibit 27 to Form 10-K filed January 8, 1998).

Item 17.    Undertakings

      (a)   The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) To include any material information with respect to
                        the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling persons of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (c) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, State of Washington, on this 8th day of January, 1998.

            METROPOLITAN MORTGAGE & SECURITIES CO., INC.

            /s/ C. PAUL SANDIFUR, JR.

            _____________________________________________
            C. Paul Sandifur, Jr., Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

        Signature                         Title                    Date
/s/ C. PAUL SANDIFUR, JR.

_________________________        President,                      1/8/98
C. Paul Sandifur, Jr.            Chief Executive Officer,
                                 Chairman of the Board

/s/ BRUCE J. BLOHOWIAK

_________________________        Executive Vice President,       1/8/98
Bruce J. Blohowiak               Chief Operating Officer,
                                 Director

/s/ STEVEN CROOKS

_________________________        Vice President,                 1/8/98
Steven Crooks                    Principal Financial
                                 Officer, Principal
                                 Accounting Officer

/s/ REUEL SWANSON

_________________________        Secretary and Director          1/8/98
Reuel Swanson


/s/ IRV MARCUS



_________________________        Director                        1/8/98
Irv Marcus

/s/ HAROLD ERFURTH

_________________________        Director                        1/8/98
Harold Erfurth

/s/ JOHN TRIMBLE

_________________________        Director                        1/8/98
John Trimble
